

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 14, 2016

Kimberly S. Lubel
Chief Executive Officer, President and Chairman of the Board
CST Brands, Inc.
One Valero Way, Building D, Suite 200
San Antonio, Texas 78249

      Re: CST Brands, Inc.
                     Form 10-K for Fiscal Year Ended December 31, 2015
                     Filed February 19, 2016
                     File No. 1-35743

Dear Ms. Lubel:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ William H. Thompson

                                   William H. Thompson
                                   Accounting Branch Chief
                                   Office of Consumer Products